February 14, 2007

U.S. Securities and Exchange Commission
Office to the Chief Accountant
100 F Street, NE
Washington, DC 20549

RE: Enova Systems, Inc.

File No. 000-36295

Dear Sir or Madam:

We have read Item 4.01 of Form 8-K of Enova Systems, Inc., dated January 31, 2007 and have the following comments:

1.	We agree with the Statement “On January 31, 2007, Enova Systems, Inc. (the “Company”) dismissed Windes & McClaughry Accountancy Corporation (“Windes” “us”) as the registered public accounting firm for the Company” in the first sentence of the first paragraph, but have no basis to agree or disagree with the statements made in the remainder of the first sentence and remainder of the first paragraph.

2.	We agree with the statements made with respect to Windes in the second through thirteenth paragraphs, however, we have no basis on which to agree or disagree with the statements made in these paragraphs which do not relate to us.

Yours truly,

/s/ Windes & McClaughry